SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for May 15, 2003

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant’s principal executive office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     Enclosures:

     A News Release dated 15 May 2003 announcing the Half Year Results for The BOC Group plc for the period ended 31 March 2003.

FOR IMMEDIATE RELEASE
WINDLESHAM 15 May 2003

The BOC Group results for the 6 months to 31 March 2003

Highlights

•	Turnover increased by 12 per cent for the six months and by 11 per cent for the second quarter, while operating profit increased by 6 per cent and 4 per cent respectively.

•	Process Gas Solutions — grew by successfully implementing new gas projects and integrating recent acquisitions, with further benefits coming through from ongoing cost saving initiatives and firm pricing. Segment return on capital increased to 9.5 per cent (year ago 8.0 per cent).

•	Industrial and Special Products — turnover increased sharply driven by acquisitions and increased prices for liquefied petroleum gas (LPG). Operating profit increased outside the US, but declined marginally overall as a result of costs arising from the introduction of new business systems in the US.

•	BOC Edwards — turnover and operating profit were still depressed but better than a year ago.

•	Strong performances from both Afrox hospitals and Gist.

•	Group return on capital employed increased to 12.5 per cent (year ago 12.0 per cent).

•	A second interim dividend of 23.5p is declared. Together with the 15.5p dividend paid in February, annual dividends for 2003 are increased by 2.6 per cent.

The above comments refer to business performance that excludes exceptional items and comparisons are made with the same periods a year ago on the basis of constant exchange rates.

Chief Executive, Tony Isaac said,

‘Despite challenging external conditions the Group has achieved a good operational performance. Firm pricing trends, ongoing cost savings together with the successful implementation of new projects and the integration of recent acquisitions all contributed to the sustained progress.’

Contact:	Christopher Marsay, Director, Investor Relations Tel. 07771 730530 before 12.30pm Or 01276 477222 (International +44 1276 477222) thereafter.

Summary of The BOC Group results for the 6 months to 31 March 2003

			change as	at constant
	2003	2002	reported	exchange rates[2]

Excl. exceptional items[1]
6 months to 31 March
Turnover	£2,084.5m	£1,929.6m	+8%	+12%
Operating profit	£237.3m	£230.4m	+3%	+6%
Profit before tax	£191.3m	£196.2m	-2%	-1%
Earnings per share	24.0p	25.0p	-4%	-3%
2nd quarter to 31 March
Turnover	£1,049.5m	£969.6m	+8%	+11%
Operating profit	£118.7m	£115.9m	+2%	+4%
Profit before tax	£95.9m	£99.1m	-3%	-3%
Earnings per share	11.9p	12.7p	-6%	-6%

Statutory results
6 months to 31 March
Turnover	£2,084.5m	£1,929.6m	+8%	+11%
Operating profit	£230.9m	£207.4m	+11%	+14%
Profit before tax	£184.9m	£173.2m	+7%	+8%
Earnings per share	23.2p	21.6p	+7%	+8%
2nd quarter to 31 March
Turnover	£1,049.5m	£969.6m	+8%	+12%
Operating profit	£115.4m	£104.7m	+10%	+12%
Profit before tax	£92.6m	£87.9m	+5%	+5%
Earnings per share	11.5p	11.1p	+3%	+3%

Notes

1	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.

2	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.

3	Unless otherwise stated, all the commentaries that follow are made on the basis of results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

4	Full statutory results are on pages 8 to 17.

GROUP RESULTS

A good business performance in every segment apart from Industrial and Special Products enabled BOC to grow both turnover and operating profit. This improved business performance was not reflected in profit before tax because of a lower net pension credit, arising principally through lower equity valuations. The performance of Industrial and Special Products was adversely affected by costs arising from the now substantially completed implementation of new business systems in the US but the operating profit outside the US increased. The SARS outbreak has not had any significant impact on BOC’s business in China or elsewhere in Asia.

BUSINESS SEGMENT RESULTS

Unless stated otherwise,

—     all comparisons that follow are on the basis of constant exchange rates;

—     operating profits exclude exceptional items;

—     comparisons are made with the same period a year ago;

—     first quarter means the fiscal quarter to 31 December and the second quarter means the fiscal quarter to 31 March.

	6 months to 31 March 2003				Fiscal second quarter

Business segments	Turnover		Operating profit		Turnover		Operating profit

	£ million
Process Gas Solutions	603.0	+9%	88.8	+8%	302.8	+8%	45.3	+5%
Industrial and Special Products	833.7	+12%	116.3	–1%	417.7	+13%	54.3	–5%
BOC Edwards	341.8	+15%	8.6	+12%	171.7	+11%	4.5	+15%
Afrox hospitals	156.4	+18%	18.6	+42%	86.1	+12%	11.8	+37%
Gist	149.6	+14%	12.2	+3%	71.2	+13%	6.1	+4%
Corporate			(7.2)				(3.3)
Group total	2,084.5	+12%	237.3	+6%	1,049.5	+11%	118.7	+4%

PROCESS GAS SOLUTIONS (PGS)

Profit growth in the second quarter was driven by a solid business performance in north and south America, Africa and Asia as well as contributions from recently acquired industrial gas facilities in Nanjing, China, and Clear Lake, Texas.

The existing air separation units within the joint venture with YPC at Nanjing began to contribute to turnover and profit from April 2002. A further large air separation unit is under construction.

During January 2003 BOC acquired a HyCO (hydrogen and carbon monoxide) plant from Celanese and successfully began to supply industrial gases to the Celanese chemicals plants at Clear Lake, Texas.

As outlined in the previous quarter, business in the UK continued to be affected by customer closures and relocations.

US liquefied gas sales volumes decreased in the second quarter, reflecting generally weak industrial activity as well as some customer conversions to alternative supplies.

Price trends remained positive in the merchant markets of Europe, the Americas, Africa and Asia while cost savings continued to support improved operating profit.

Return on capital in PGS increased to 9.5 per cent compared with 8.0 per cent a year ago. This progress is in line with BOC’s business targets.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

The sharp increase in turnover for both the six months and the second quarter arose principally because of acquisitions and increased prices for liquefied petroleum gas (LPG). Underlying turnover increased by 5 per cent for the second quarter.

Acquisitions affecting comparisons include Unique Gas, a distributor of LPG and packaged ammonia in Thailand bought during May 2002 and Praxair’s Polish gases business bought at the end of January 2003. The acquisition of Air Products’ packaged gases business in Canada was completed after the end of the second quarter in April 2003.

The increase in turnover was not reflected in operating profit, which declined marginally. Profit outside the US increased by 4 per cent for both the second quarter and the six months but there were costs associated with the implementation of new business systems in the US. Implementation is now substantially completed.

Turnover and operating profit increased for the six months and the second quarter in the UK and in Poland but an economic slowdown curtailed growth in Ireland. Results in the UK were helped by firm pricing and increases in rental income and in Poland were supported by the acquisition of the business of Praxair Polska.

Although the rate of export growth diminished somewhat during the second quarter as the rand strengthened, the manufacturing economy of South Africa remained strong. Turnover and operating profit in Africa increased strongly.

Higher LPG costs were recovered in selling prices, which therefore increased sales revenues and maintained operating profit.

The growth of operating profit in the south Pacific region slowed in the second quarter leading to a profit for the six months that was similar to a year ago.

BOC EDWARDS

Turnover and operating profit for both the six months and the second quarter were better than a year ago despite continuing low levels of demand from semiconductor manufacturers for equipment.

Improvements in both electronic gases and vacuum equipment sales and profits during the second quarter, particularly in Korea but also in other parts of Asia, were offset by weakness in the chemical management business following a decline in order intake during the first quarter, which continued into the second quarter.

Activity in the market for general industrial vacuum products also remained flat, reflecting weak industrial production in key markets.

During the second quarter BOC Edwards successfully completed the implementation of a new business system across all its European businesses.

Order intake for semiconductor vacuum and exhaust management equipment during the second quarter varied sharply from month to month but was in aggregate slightly better than in the previous quarter.

AFROX HOSPITALS

Turnover growth was boosted in the first quarter by acquisitions but organic growth continued at a similar pace in the second quarter. This was based upon a small improvement in underlying business volumes and the negotiation of satisfactory tariff increases for the year ahead with the major health care funds.

Together with improved efficiency and synergy benefits arising from acquisitions, this turnover growth allowed substantial improvements in local currency operating profit to be achieved in the second quarter.

These improvements were enhanced upon translation of the South African rand into sterling at more favourable rates than a year ago.

GIST

Increases in turnover and operating profit for both the six months and the second quarter reflected increased volumes of Marks & Spencer food business, the continued roll-out of the Ocado operation and additional business in some other sectors, including a new contract for Carlsberg Tetley during the second quarter.

Gist now handles all Marks & Spencer’s UK food distribution except for wines and some frozen goods. During the fourth quarter Gist will cease to operate general merchandise logistics for Marks & Spencer but any financial impact this year and next is expected to be limited by settlement arrangements now being negotiated.

IMPACT OF EXCHANGE RATES

The comparisons above are on a constant exchange rate basis but, in aggregate, exchange rate movements affected the translation of overseas results for the second quarter into sterling unfavourably. Translation adversely affected the turnover comparison in sterling by £25.2 million and the operating profit comparison by £1.5 million, relative to a year ago.

While the US dollar and some Asian currencies weakened, the South African rand was significantly stronger in the second quarter, leading to substantially increased contributions to turnover and operating profit by BOC’s African gases and hospitals businesses.

The Australian dollar and the Japanese yen rates in the second quarter were relatively stable compared with a year ago.

PORTFOLIO CHANGE

During January 2003, BOC’s gases business in Japan was merged with part of Air Liquide Japan to form a joint venture company, Japan Air Gases, in which BOC has a 45 per cent economic interest. With effect from the start of the second quarter, BOC’s gases business in Japan is therefore no longer consolidated as a subsidiary and BOC will now account for its economic share of Japan Air Gases on an equity basis. The main accounting impact is on cash flow where BOC will consolidate dividends received rather than operating cash flow.

The integration of the two businesses is proceeding smoothly and has been well received by customers.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow before exceptional items was £187.9 million in the second quarter, and was £264.3 million for the six months. This was lower than the corresponding periods in the previous year mainly because of the lower contribution from BOC Edwards (£27 million), the resumption of cash contributions to the UK pension scheme (£18 million), and the impact of currency (£12 million).

In addition, following the merger of BOC’s gases business in Japan with part of Air Liquide Japan, BOC will in future consolidate dividends received rather than operating cash flow. In the second quarter, this had a negative impact of some £20 million on the Group operating cash flow compared with a year ago.

In the second quarter, good progress was made in reversing the previous adverse impact on working capital of business systems changes in the US. In some parts of the US business, debtors to sales ratios are now at levels lower than those typically previously achieved.

Financing costs and tax payments were lower than in the previous year.

Capital expenditure for the six months was some 20 per cent less than a year ago, reflecting continued management focus on the level of maintenance capital expenditure and lower plant construction activity. Some growth in production capacity has also been achieved through acquisitions.

Expenditure on acquisitions in the six months amounted to £124.5 million, some £30 million less than a year ago. The three main acquisitions in the six months were the US water services company EMC, the business of Praxair Polska in Poland and the Celanese HyCO operations at Clear Lake, Texas.

Net borrowings at 31 March 2003 were £1,521.3 million compared with £1,325.6 million at the end of September 2002. Currency movements and the impact of portfolio changes accounted for some £65 million of this increase. For the six months, the net interest charge on net debt was covered 4.7 times by operating profit before exceptional items, an improvement on the 4.3 times a year ago.

Gearing ratios at 31 March 2003 were 39.1 per cent for net debt / capital employed and 79.2 per cent for net debt / equity, compared with 36.9 per cent and 73.6 per cent respectively at 30 September 2002. Comparisons with March 2002 are adversely affected by the decline in the value of pension fund assets following the falls in world equity markets.

Return on capital employed at 31 March 2003 was 12.5 per cent, compared with 12.0 per cent a year ago and 12.3 per cent at 30 September 2002.

The effective rate of tax on profit before exceptional items was 30 per cent, compared with 31 per cent a year ago. After exceptional items, the effective rate of tax was also 30 per cent this year, compared with just less than 32 per cent a year ago.

DIVIDENDS

Ordinary shareholders

A second interim dividend of 23.5p will be paid on 1 August 2003 to shareholders on the register on 4 July and the shares will be quoted ‘ex dividend’ on 2 July. Taken together with the 15.5p first interim dividend paid on 3 February 2003, this represents an increase of 2.6 per cent on the annual dividend of the previous year.

The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 July. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders

The second interim dividend will be paid on 8 August 2003 to holders of sponsored ADRs registered on 3 July. The ADRs will be quoted ‘ex dividend’ on the New York Stock Exchange on 2 July. The Global Invest Direct Plan will be available to ADR holders.

OUTLOOK

The economic and financial environment continues to be uncertain and there are not yet clear signs of a sustained upturn in capital investment by semiconductor manufacturers. By continuing to focus on customer service and pricing initiatives, cost savings, the successful implementation of new projects and integration of acquisitions, the Board is confident that the Group will continue to make progress.

Notes for editors

The BOC Group is one of the largest and most global of the world’s leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and had annual sales of over £4 billion in 2002.

BOC is organised into three global lines of business — aligning our organisation directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline, from on-site production units, or in liquid form by tanker. PGS works globally, wherever the world’s largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying products and services to one of the world’s most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards’ general vacuum business.

In addition BOC has two specialised operations:

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS
6 MONTHS TO 31 MARCH 2003

	6 months to 31 Mar 2003			6 months to 31 Mar 2002			Year to 30 Sep 2002

	Before		After	Before		After	Before		After
	excep	Excep	excep	excep	Excep	excep	excep	Excep	excep
	items	items	items	items	items	items	items	items	items

	£m	£m	£m	£m	£m	£m	£m	£m	£m
TURNOVER, including share of joint ventures and associates	2,084.5	—	2,084.5	1,929.6	—	1,929.6	4,017.9	—	4,017.9
Less: Share of joint ventures	223.4	—	223.4	149.6	—	149.6	324.1	—	324.1
Share of associates	27.5	—	27.5	17.7	—	17.7	36.1	—	36.1

Turnover	1,833.6	—	1,833.6	1,762.3	—	1,762.3	3,657.7	—	3,657.7

Operating profit of subsidiary undertakings	197.5	(6.1)	191.4	196.6	(22.9)	173.7	425.6	(74.0)	351.6
Share of operating profit of joint ventures	35.2	(0.3)	34.9	28.7	(0.1)	28.6	63.8	(0.5)	63.3
Share of operating profit of associates	4.6	—	4.6	5.1	—	5.1	10.7	—	10.7

Total operating profit including share of joint ventures and associates	237.3	(6.4)	230.9	230.4	(23.0)	207.4	500.1	(74.5)	425.6
Loss on termination /disposal of businesses	—	—	—	—	—	—	—	(20.2)	(20.2)

Profit before interest	237.3	(6.4)	230.9	230.4	(23.0)	207.4	500.1	(94.7)	405.4
Interest on net debt	(50.7)	—	(50.7)	(52.7)	—	(52.7)	(103.1)	—	(103.1)
Interest on pension scheme liabilities	(54.8)	—	(54.8)	(51.5)	—	(51.5)	(106.1)	—	(106.1)
Expected return on pension scheme assets	59.5	—	59.5	70.0	—	70.0	139.1	—	139.1

Other net financing income	4.7	—	4.7	18.5	—	18.5	33.0	—	33.0

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	191.3	(6.4)	184.9	196.2	(23.0)	173.2	430.0	(94.7)	335.3
Tax (note 5)	(57.3)	1.8	(55.5)	(60.9)	6.3	(54.6)	(129.0)	22.8	(106.2)

Profit on ordinary activities after tax	134.0	(4.6)	129.4	135.3	(16.7)	118.6	301.0	(71.9)	229.1
Minority interests	(15.6)	0.4	(15.2)	(13.0)	0.2	(12.8)	(26.7)	0.5	(26.2)

PROFIT FOR THE PERIOD	118.4	(4.2)	114.2	122.3	(16.5)	105.8	274.3	(71.4)	202.9
Dividends	(76.4)	—	(76.4)	(75.8)	—	(75.8)	(186.6)	—	(186.6)

Surplus for the period	42.0	(4.2)	37.8	46.5	(16.5)	30.0	87.7	(71.4)	16.3

Earnings per share (note 6)
- basic	24.0p		23.2p	25.0p		21.6p	55.9p		41.4p
- diluted	24.0p		23.2p	24.9p		21.5p	55.7p		41.2p

GROUP RESULTS
3 MONTHS TO 31 MARCH 2003

	3 months to 31 Mar 2003			3 months to 31 Mar 2002

	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,049.5	—	1,049.5	969.6	—	969.6
Less: Share of joint ventures	147.2	—	147.2	72.5	—	72.5
Share of associates	13.0	—	13.0	7.3	—	7.3

Turnover	889.3	—	889.3	889.8	—	889.8

Operating profit of subsidiary undertakings	95.6	(3.0)	92.6	99.3	(11.2)	88.1
Share of operating profit of joint ventures	21.3	(0.3)	21.0	14.1	—	14.1
Share of operating profit of associates	1.8	—	1.8	2.5	—	2.5

Total operating profit including share of joint ventures and associates	118.7	(3.3)	115.4	115.9	(11.2)	104.7
Interest on net debt	(25.1)	—	(25.1)	(26.1)	—	(26.1)
Interest on pension scheme liabilities	(27.5)	—	(27.5)	(25.7)	—	(25.7)
Expected return on pension scheme assets	29.8	—	29.8	35.0	—	35.0

Other net financing income	2.3	—	2.3	9.3	—	9.3

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	95.9	(3.3)	92.6	99.1	(11.2)	87.9
Tax (note 5)	(28.6)	0.7	(27.9)	(30.8)	3.6	(27.2)

Profit on ordinary activities after tax	67.3	(2.6)	64.7	68.3	(7.6)	60.7
Minority interests	(8.6)	0.3	(8.3)	(6.3)	0.1	(6.2)

PROFIT FOR THE PERIOD	58.7	(2.3)	56.4	62.0	(7.5)	54.5

Earnings per share (note 6)
- basic	11.9p		11.5p	12.7p		11.1p
- diluted	11.9p		11.5p	12.6p		11.1p

GROUP BALANCE SHEET
AT 31 MARCH 2003

	At 31 Mar	At 31 Mar	At 30 Sep
	2003	2002	2002

	£million	£million	£million
Fixed Assets
- Intangible assets	202.5	116.8	150.7
- Tangible assets	2,951.4	3,247.2	3,027.4
- Joint ventures, associates and other investments	673.0	478.6	468.6

	3,826.9	3,842.6	3,646.7

Current assets	1,164.8	1,244.7	1,246.4
Creditors: amounts falling due within one year	(1,219.6)	(1,316.1)	(1,247.9)

Net current liabilities	(54.8)	(71.4)	(1.5)

Total assets less current liabilities	3,772.1	3,771.2	3,645.2
Creditors: amounts falling due after more than one year	(1,205.4)	(1,073.4)	(1,179.0)
Provisions for liabilities and charges	(391.6)	(431.8)	(407.5)

Total net assets excluding pension assets and liabilities	2,175.1	2,266.0	2,058.7
Pension assets	56.1	110.4	54.3
Pension liabilities	(309.9)	(63.8)	(311.0)

Total net assets including pension assets and liabilities	1,921.3	2,312.6	1,802.0

Shareholders’ capital and reserves	1,768.1	2,178.5	1,684.1
Minority shareholders’ interests	153.2	134.1	117.9

Total capital and reserves	1,921.3	2,312.6	1,802.0

GROUP CASH FLOW STATEMENT
6 MONTHS TO 31 MARCH 2003

	6 months to	6 months to	Year to
	31 Mar 2003	31 Mar 2002	30 Sep 2002

	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	237.3	230.4	500.1
Depreciation and amortisation	164.9	162.9	330.9
FRS17 retirement benefits charge	26.9	25.9	49.9
Operating profit before exceptional items of joint ventures	(35.2)	(28.7)	(63.8)
Operating profit before exceptional items of associates	(4.6)	(5.1)	(10.7)
Changes in working capital and other items	(125.0)	(54.9)	20.2
Exceptional cash flows	(14.1)	(21.6)	(67.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	250.2	308.9	759.3
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	4.2	5.2	33.9
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(53.2)	(57.1)	(90.7)
TAX PAID	(37.9)	(48.5)	(96.2)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(124.5)	(154.8)	(324.5)
ACQUISITIONS AND DISPOSALS	(94.5)	(128.2)	(215.5)
EQUITY DIVIDENDS PAID	(76.4)	(75.8)	(186.6)

NET CASH OUTFLOW BEFORE USE OF LIQUID
RESOURCES AND FINANCING	(132.1)	(150.3)	(120.3)

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 MARCH 2003

	3 months	3 months
	to 31 Mar	to 31 Mar
	2003	2002

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	118.7	115.9
Depreciation and amortisation	82.3	81.9
FRS17 retirement benefits charge	13.0	12.9
Operating profit before exceptional items of joint ventures	(21.3)	(14.1)
Operating profit before exceptional items of associates	(1.8)	(2.5)
Changes in working capital and other items	(3.0)	22.6
Exceptional cash flows	(7.3)	(8.2)

NET CASH INFLOW FROM OPERATING ACTIVITIES	180.6	208.5
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	3.4	3.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(30.1)	(32.5)
TAX PAID	(23.7)	(27.8)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(51.8)	(67.6)
ACQUISITIONS AND DISPOSALS	(29.2)	(81.1)
EQUITY DIVIDENDS PAID	(76.4)	(75.8)

NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(27.2)	(72.8)

TOTAL RECOGNISED GAINS AND LOSSES
6 MONTHS TO 31 MARCH 2003

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

	£million	£million	£million
Profit for the period	114.2	105.8	202.9
Actuarial loss recognised on the pension schemes	—	—	(431.2)
Movement on deferred tax relating to actuarial loss on pensions	—	—	134.0
Unrealised loss on write-down of revaluation reserve	—	—	(11.5)
Unrealised profit on disposal of a subsidiary	8.2	—	—
Exchange translation effect on:
- results for the period	3.8	1.0	(8.1)
- foreign currency net investments	36.9	47.4	(128.2)

Total recognised gains and losses for the period	163.1	154.2	(242.1)

     There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS’ FUNDS
6 MONTHS TO 31 MARCH 2003

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

	£million	£million	£million
Profit for the period	114.2	105.8	202.9
Dividends	(76.4)	(75.8)	(186.6)

	37.8	30.0	16.3
Other recognised gains and losses	48.9	48.4	(445.0)
Reversal of goodwill credit in total recognised gains and losses on disposal of a subsidiary	(4.2)	—	—
Shares issued	1.5	12.9	24.6
Credit in relation to share options	—	1.0	2.0

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

	£million	£million	£million
Net increase/(decrease) in shareholders’ funds for the period	84.0	92.3	(402.1)
Shareholders’ funds — at period start	1,684.1	2,086.2	2,086.2

Shareholders’ funds — at period end	1,768.1	2,178.5	1,684.1

NOTES TO THE ACCOUNTS

1  Basis of preparation

The results for the 6 months to 31 March 2003 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2002.

Financial information for the year to 30 September 2002 has been based on the full Group accounts for that period. The 2002 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 6 months to 31 March 2003 are unaudited.

2   Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

Average rates:
- US dollar	1.59	1.43	1.47
- Australian dollar	2.76	2.79	2.77
- Japanese yen	191.56	183.59	184.34
- South African rand	14.28	15.56	15.64
Period end rates:
- US dollar	1.58	1.42	1.57
- Australian dollar	2.62	2.67	2.89
- Japanese yen	187.43	188.73	191.45
- South African rand	12.44	16.18	16.58

3  Segmental information

a)  Turnover and operating profit before exceptional items, by business and by region, were as follows:

	6 months to 31 Mar 2003		6 months to 31 Mar 2002		Year to 30 Sep 2002

		Operating		Operating		Operating
	Turnover	profit	Turnover	profit	Turnover	profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	603.0	88.8	591.3	87.0	1,200.6	185.2
Industrial and Special Products	833.7	116.3	768.3	119.9	1,605.3	248.0
BOC Edwards	341.8	8.6	317.0	8.0	688.2	26.1
Afrox hospitals	156.4	18.6	121.7	12.0	259.0	29.7

	6 months to 31 Mar 2003		6 months to 31 Mar 2002		Year to 30 Sep 2002

		Operating		Operating		Operating
	Turnover	profit	Turnover	profit	Turnover	profit

	£million	£million	£million	£million	£million	£million
Gist	149.6	12.2	131.3	11.9	264.8	25.5
Corporate	—	(7.2)	—	(8.4)	—	(14.4)

Continuing operations	2,084.5	237.3	1,929.6	230.4	4,017.9	500.1

Regional analysis:
Europe	571.9	73.3	517.8	73.3	1,069.6	155.2
Americas	605.6	41.5	639.7	55.3	1,291.8	121.3
Africa	262.9	38.2	209.9	27.3	441.0	56.7
Asia/Pacific	644.1	84.3	562.2	74.5	1,215.5	166.9

Continuing operations	2,084.5	237.3	1,929.6	230.4	4,017.9	500.1

b)  Turnover and operating profit before exceptional items, by business and by region, for the 3 months to 31 March 2003 were as follows:

	3 months to 31 Mar 2003		3 months to 31 Mar 2002

		Operating		Operating
	Turnover	profit	Turnover	profit

	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	302.8	45.3	298.4	45.7
Industrial and Special Products	417.7	54.3	379.9	57.5
BOC Edwards	171.7	4.5	163.9	4.1
Afrox hospitals	86.1	11.8	64.3	7.4
Gist	71.2	6.1	63.1	5.9
Corporate	—	(3.3)	—	(4.7)

Continuing operations	1,049.5	118.7	969.6	115.9

Regional analysis:
Europe	287.9	38.9	260.0	36.7
Americas	293.9	18.1	323.1	30.3
Africa	140.0	19.6	104.2	11.9
Asia/Pacific	327.7	42.1	282.3	37.0

Continuing operations	1,049.5	118.7	969.6	115.9

4  Exceptional items

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

	£million	£million	£million
Restructuring costs	(6.4)	(19.5)	(47.2)
Write-down and impairment of assets	—	—	(21.2)
Costs of proposed takeover	—	(3.5)	(6.1)

Total operating exceptional items	(6.4)	(23.0)	(74.5)

Closure of businesses – continuing operations	—	—	(21.3)
Profit on disposal of businesses – continuing operations	—	—	1.1

Total non-operating exceptional items	—	—	(20.2)

5  Tax

	6 months	6 months	Year to
	to 31 Mar	to 31 Mar	30 Sep
	2003	2002	2002

	£million	£million	£million
Subsidiary undertakings	(50.2)	(49.2)	(100.3)
Share of joint ventures	(4.0)	(4.0)	(3.6)
Share of associates	(1.3)	(1.4)	(2.3)

Tax on profit on ordinary activities	(55.5)	(54.6)	(106.2)

Overseas tax included in the tax on profit on ordinary activities above was:	(42.8)	(31.6)	(73.9)

The tax charge includes the following credit in respect of exceptional items:
Operating exceptional items	1.8	6.3	15.3
Non-operating exceptional items	—	—	7.5

Tax on exceptional items	1.8	6.3	22.8

6  Earnings per share

	6 months to	6 months to	Year to
	31 Mar 2003	31 Mar 2002	30 Sep 2002

	£million	£million	£million

Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	114.2	105.8	202.9
Adjustment for exceptional items	4.2	16.5	71.4

Adjusted earnings before exceptional items	118.4	122.3	274.3

	6 months to	6 months to	Year to
	31 Mar 2003	31 Mar 2002	30 Sep 2002

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	497.4	495.2	496.0
Less: average own shares held in trust	(4.7)	(6.0)	(5.6)

Basic	492.7	489.2	490.4
Add: dilutive share options	0.2	1.8	1.8

Diluted	492.9	491.0	492.2

7  Reconciliation of net cash flow to movement in net debt

	6 months to	6 months to	Year to
	31 Mar 2003	31 Mar 2002	Sep 2002

	£million	£million	£million

Net borrowings and finance leases — at period start	(1,325.6)	(1,272.1)	(1,272.1)
Net cash outflow	(132.1)	(150.3)	(120.3)
Issue of shares	1.5	12.9	25.0
Net borrowings assumed at acquisition	(0.7)	(13.3)	(0.5)
Net cash eliminated on disposal	(30.8)	—	—
Inception of finance leases	—	(0.4)	(0.4)
Exchange adjustment	(33.6)	(20.2)	42.7

Net borrowings and finance leases — at period end	(1,521.3)	(1,443.4)	(1,325.6)

8  Contingent liabilities

a)	In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas was obtained for US$132 million against Fluorogas Limited, The BOC Group Inc and The BOC Group plc. The verdict arises primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million.

BOC believes that the jury’s verdict reflects a misunderstanding of the law and does not reflect the facts of any loss that may have been suffered by the plaintiffs. BOC is challenging the verdict through the appropriate appeals process in the US.

b)	An action has been filed in the US District Court for the Southern District of Illinois against The BOC Group Cash Balance Retirement Plan (the Plan). The plaintiffs brought this action on behalf of themselves and all others similarly affected, alleging that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act.

The Plan is contesting the action. At this stage in the litigation, it is not possible to reliably estimate the amount of loss, if any, that might result from this action. If the action is successful, any award would be paid out of Plan assets. Under UK accounting principles, any such payment would be recognised as a charge in the profit and loss account of the Group.

c)	At 30 September 2002, BOC had guaranteed a portion of the borrowings of its joint venture company in Mexico. The amount of the guarantee was £116.7 million and it was shown as a contingent liability in the Group’s Report and Accounts at that date. In March 2003, as a result of certain conditions being met by the joint venture company, BOC’s guarantee has been released and no contingent liability remains at 31 March 2003.

d)	No other events have occurred that materially change the level of other contingent liabilities since 30 September 2002.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003

By:	/s/ David Kinnair

Name: David Kinnair Title: Assistant Company Secretary